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VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell
Joshua Gorsky
Mary Mast
Sasha Parikh

Re:	ODDITY Tech Ltd.
Amendment No. 7 to Draft Registration Statement on Form F-1
Submitted May 23, 2023
CIK No. 0001907085

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated June 1, 2023 (the “Comment Letter”), regarding the Company’s Amendment No. 7 to Draft Registration Statement on Form F-1, as submitted to the Staff on May 23, 2023.

Concurrently with this letter, the Company is confidentially submitting Amendment No. 8 to the Company’s Draft Registration Statement on Form F-1 (“Amendment No. 8”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 8 and all references to page numbers in such responses are to page numbers in Amendment No. 8.

June 8, 2023

Management’s Discussion and Analysis

Non-GAAP Financial Measures, page 90

1.	We note your response to prior comment 8. It appears that the non-GAAP adjustments for one-time bonuses, founders' incentive plan and new brand launch are inconsistent with the guidance under Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. Please explain further why you believe employee costs in connection with the build out of your executive team and incentives and costs incurred with respect to the launch of SpoiledChild, are not normal cash operating costs of maintaining and growing your business whether it be related to going public or new brand launch. Alternatively, revise to remove such adjustments.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the adjustments for one-time bonuses and new brand launch costs from the presentation of its non-GAAP financial measures, Adjusted EBITDA, Adjusted operating income, and Adjusted net income.

The Company respectfully advises the Staff that it continues to believe that the adjustment for costs related to the founders’ incentive plan (the “Plan”) is consistent with the guidance under Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. The Company does not view the costs associated with the Plan as normal, recurring, cash operating expenses. In contrast to ordinary cash bonuses that may be paid to the Company’s executives in connection with individual or Company-wide performance on an ongoing basis, which would not be eliminated from the Company’s non-GAAP financial measures, the Plan was a unique and extraordinary incentive solely granted to the Company’s founders in connection with the Company’s first new brand launch. The Plan and milestones set forth therein were designed to incentivize the founders for a single event, the successful launch of the first new brand, not the ongoing performance and long-term growth of Spoiled Child. To this end, the Company confirms that a significant majority of the total potential expense incurred under the Plan was recognized in 2022 and the first quarter of 2023 with only a portion of the third and last milestone remaining to be recognized as an expense. As a result, there will not be significant ongoing expenses recognized in connection with the Plan, or eliminated from the presentation of the Company’s non-GAAP financial measures, in future periods. Further, the Company submits that the Plan was designed when the Company was a private, venture-backed Company and is not reflective of the Company’s compensation strategy on a go-forward basis. The Company reconfirms that this was the first and only incentive of its type and the Company does not plan to grant similar cash-based incentives in the future. The Company has added the following disclosure on pages 9, 93, 94, and 96 of Amendment No. 8 to further clarify the nature of this expense: “Represents a milestone-based, one-time cash incentive award, granted to our founders in connection with the successful launch of SpoiledChild. This was a special, one-time award granted solely in connection with this launch. See the section titled “Management — Incentive Plans with Respect to SpoiledChild” for additional information.” Moreover, the Company believes this adjustment allows investors to compare the Company’s results meaningfully from period to period and to identify trends in the Company’s core business. The Company uses this same adjustment internally to understand, manage and evaluate its business and to make operating decisions. As a result, the Company believes that this adjustment is also useful to investors since it allows for transparency with respect to financial measures the Company uses in assessing its own operating performance and making operating decisions.

June 8, 2023

Founder’s Letter

ODDITY LABS is Bringing AI-Based Molecule Discovery to Beauty and Wellness, page 107

2.	We note your response to prior comment 10 and reissue in part. Please clarify what you mean when you state your belief that you will “redefine product efficacy.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 109 of Amendment No. 8 to remove the above-referenced statement.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.
Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.
Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.
Ian Schuman, Esq., Latham & Watkins LLP
Alison Haggerty, Esq., Latham & Watkins LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP